SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems

401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation

17655 Waterview Parkway

Dallas, Texas 75252

Alliance Data Systems 401(k) and Retirement Savings Plan

Report on Audits of Financial Statements

As of and for the Years Ended December 31, 2007 and 2006

and Supplemental Schedule

As of December 31, 2007

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Alliance Data

Systems Corporation, Compensation Committee of

the Board of Directors and Plan Administrator

of the Alliance Data Systems 401(k) and

Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 30, 2008

Alliance Data Systems 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:

Investments at fair value	$276,311,953	$214,921,221

Cash	1,019,376	480,624

Receivable for contributions:
Employer	6,046,058	7,752,228
Participants	1,022,029	811,375

Total contributions receivable	7,068,087	8,563,603

Due from brokers	138,421	154,905

Total assets	284,537,837	224,120,353

Liabilities:

Administrative fees payable	781	20,766
Excess contribution payable	60,000	70,000
Due to broker	946,288	29,865

Total liabilities	1,007,069	120,631

Net assets available for benefits at fair value	283,530,768	223,999,722

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	238,883	706,304

Net assets available for benefits	$283,769,651	$224,706,026

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Net appreciation in fair value of investments	$2,937,280	$16,846,281
Mutual funds’ earnings	14,659,688	7,363,598
Common collective trust’s earnings	1,290,701	1,258,462
Interest	419,648	318,939
Dividends	46,477	22,141

Total investment income	19,353,794	25,809,421

Contributions:
Employer	16,395,246	15,826,370
Participants	23,470,515	18,422,101
Rollovers	2,277,835	2,341,783

Total contributions	42,143,596	36,590,254

Total additions	61,497,390	62,399,675

Deductions:
Distributions to participants	22,013,465	18,720,001
Administrative expenses	267,500	262,812

Total deductions	22,280,965	18,982,813

Net increase prior to transfers	39,216,425	43,416,862
Net transfers to plan	19,847,200	2,154,279

Net Increase	59,063,625	45,571,141

Net assets available for benefits:
Beginning of year	224,706,026	179,134,885

End of year	$283,769,651	$224,706,026

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1. Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”) and its affiliates (the “Employer”). Employees of the Employer 21 years of age or more are generally eligible to participate immediately. Seasonal, temporary and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Amendments

The Plan was amended effective January 1, 2007 to among other things change the vesting percentage as noted under “Vesting” below.

Contributions

Employer’s Contributions

The Employer may authorize a discretionary profit sharing contribution (“Profit Sharing Contribution”) for eligible classes of employees, which will be a specified percentage of the participant’s compensation and may be integrated with Social Security to the extent permitted under the Internal Revenue Code (“Code”). To be eligible a participant be must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. Eligible classes of employees for the year ended December 31, 2007 excluded two business divisions. There were no excluded classes for the year ended December 31, 2006. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual compensation limit for the Plan years ended December 31, 2007 and 2006 was $225,000 and $220,000, respectively.

The Employer’s contributions relating to the Profit Sharing Contribution for the years ended December 31, 2007 and 2006 were $5,716,138 and $7,770,826, respectively.

The Employer will provide a 100% matching contribution on the first 3% and a 50% matching contribution on the next 2% of a participant’s voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, which ever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions and compensation for the Plan year.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Participant’s Voluntary Contributions

A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 100% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($15,500 at December 31, 2007). Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $5,000 for the Plan years ended December 31, 2007 and 2006.

Contributions received from participants for 2007 and 2006 are net of refunds of $85,762 to be made during 2008 and $120,166 made in 2007 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

Investment options

The participants direct the investment of their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, two common collective trusts, self directed brokerage accounts, and the Employer’s common stock (“Employer Securities”) as investment options.

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages relating to Employer’s matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

A summary of vesting percentages relating to the Employer’s Profit Sharing Contributions follows:

For all associates employed subsequent to or as of January 1, 2007:

Years of vested service	Percentage
Less than 3 years	0%
3 years	100

For all other associates:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

Payment of benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70  1/2. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account.

A participant, upon reaching age 59  1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may elect a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant’s termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the calendar quarter in which the loan occurs plus one percent.

Amounts allocated to participants withdrawn from the Plan

There was $157,625 and $488,748 allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2007 and 2006, respectively.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Forfeitures

Forfeitures are used to reduce the Employer provided contributions. Forfeitures of $571,466 and $532,427 were used to reduce contributions for the years ended December 31, 2007 and 2006, respectively. There were unused forfeitures at December 31, 2007 and 2006 of $65,761 and $2,740, respectively.

Expenses

Expenses of the Plan are deducted from participants’ accounts as follows:

1) participant fee of from $6.50 to $6.92 less a revenue credit each month for revenue received from the mutual funds and common collective funds offered in the Plan, 2) a $50 loan origination fee that is withheld from a loan check and a $2 per month maintenance fee, 3) the lesser of $35 or 10% of their vested account for distributions, 4) a fee of $100 per year if the participant uses the self directed brokerage option, and 5) trustee fees relating to the INVESCO Stable Value Trust investment which are paid by the Plan from earnings not allocated to participants’ accounts.

Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of investments purchased or deducted from the proceeds of investments sold.

Net transfer to plan

During 2007 the Employer acquired Abacus, formerly a division of DoubleClick Inc., and the net assets of the participants in the DoubleClick Inc. 401(k) Plan were merged into the Plan.

During 2006 the Employer acquired DoubleClick Email Solutions, formerly a division of DoubleClick Inc., and the net assets of the participants in the DoubleClick Inc. 401(k) Plan were merged into the Plan.

2. Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit risks. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Income recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment valuation

Fair value of investments in mutual funds and common stocks are determined by quoted market price.

As required by Statement of Position No. 94-4-1, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments in collective trusts which invest in fully benefit-responsive investment contracts with a corresponding adjustment to show these investments at the unit value as reported by such trusts. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The Statements of Changes in Net Assets Available for Benefits are prepared on a unit value basis of the investment; therefore there is no impact on the Statements of Changes in Net Assets Available for Benefits.

Net appreciation in fair value of investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

New Accounting Pronouncements

In September 2006, The FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, SFAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

3. Investments

Charles Schwab Trust Company as trustee of the Plan holds the Plan’s investments. Prior to April 1, 2007 The Nationwide Trust Company, FSB, was trustee.

The following table presents balances for 2007 and 2006 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets and Employer Securities are separately identified.

	2007	2006
Investments at fair value as determined by:
Quoted market price
Common stock
Alliance Data Systems Corporation	$14,385,332	$9,618,006	*
Other	1,614,788	1,080,435
Shares of registered investment companies:
Dodge & Cox Stock Fund	47,027,503	38,573,776
American Funds EuroPacific Growth Fund	43,672,173	30,207,292
American Funds Growth Fund of America	38,690,010	27,663,591
Pimco Total Return Fund	32,450,492	23,475,368
Vanguard Institutional Index Fund	22,680,431	21,362,328
Columbia Small Cap Value Fund	16,026,418	—
Royce Total Return Fund	—	12,982,290
Other	17,153,139	12,866,052

	233,700,286	177,829,138

Estimated fair value
Units in common collective trust:
INVESCO Stable Value Trust	33,015,396	32,370,136
Other	4,036,660	—
Participant loans	5,559,611	4,721,947

	42,611,667	37,092,083

Total investments	$276,311,953	$214,921,221

*	Shown for comparison purposes only.

During 2007 and 2006, the Plan’s investments (including investments bought, sold and held during each year) appreciated (depreciated) as follows:

	2007	2006
Investments at fair value as determined by:
Quoted market price
Shares of registered investment companies	$437,107	$12,405,311
Common Stock	2,388,798	4,440,970
Estimated fair value
Common collective trust	111,375	—

Net change in fair value	$2,937,280	$16,846,281

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

4. Tax status

The IRS has determined and informed the Employer by a letter dated August 10, 2006, that the Plan and related trust are designed in accordance with applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5. Plan administration

A committee comprised of members appointed by the board of directors of the Employer administers the Plan.

6. Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

7. Party-in-interest

As of December 31, 2007 and 2006, the Plan’s investment portfolio includes an investment in the Common Stock of Alliance Data Systems Corporation, a party-in-interest to the Plan.

The Plan has contracts with The 401(k) Company, a third party administrator and Charles Schwab Trust Company, trustee, both of which are affiliates of The Charles Schwab Corporation and receive fees for which the Plan is charged. Prior to The 401(k) Company being acquired by The Charles Schwab Corporation during 2007, they and the former trustee Nationwide Trust Company, FSB, both were affiliates of Nationwide Mutual Insurance Company and received fees for which the Plan was charged.

During the year ended December 31, 2006 the Plan reimbursed the Employer $93,217 for fees they paid that are normally paid directly by the Plan.

8. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$283,769,651	$224,706,026
Amounts allocated to withdrawing participants	(157,625)	(488,748)
Excess contributions payable	60,000	70,000
Net investment income difference between fair Value and contract value	(238,883)	(706,304)

Net assets available for benefits per Form 5500	$283,433,143	$223,580,974

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

Benefit payments per the financial statements	$22,013,465
Amounts allocated to withdrawing participants
At December 31, 2007	157,625
At December 31, 2006	(488,748)

Benefit payments per Form 5500	$21,682,342

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to Form 5500:

Net increase in net assets prior to transfers per the financial statements	$39,216,425
Net investment income difference between fair value and contract value	467,421
Change in excess contributions payable	(10,000)
Amounts allocated to withdrawing participants:
At December 31, 2007	(157,625)
At December 31, 2006	488,748

Net income per Form 5500	$40,004,969

Alliance Data Systems 401(k) and Retirement Savings Plan

Ein #13-3163498 Plan #001

Schedule H, Line 4i

Schedule of Assets Held at End of Year

December 31, 2007

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) (1) Cost	(e) Current Value

*	Alliance Data Systems Corporation	Common Stock – 191,830 shares		$14,385,332
	Dodge & Cox Stock Fund	Mutual fund – 340,138 shares		47,027,503
	American Funds EuroPacific Growth Fund	Mutual fund – 858,505 shares		43,672,173
	American Funds Growth Fund of America	Mutual fund – 1,137,607 shares		38,690,010
	Pimco Total Return Fund	Mutual fund – 3,035,593 shares		32,450,492
	Vanguard Institutional Index Fund	Mutual fund – 169,080 shares		22,680,431
	Columbia Small Cap Value Fund	Mutual fund – 1,182,761 shares		16,026,418
	Old Mutual Copper Rock Emerging Growth	Mutual fund – 799,578 shares		10,410,501
	Legg Mason Value Trust Fund	Mutual fund – 79,683 shares		5,474,205
	Federated Capital Reserve	Mutual fund – 17,197 shares		17,197
	INVESCO Stable Value Trust	Common collective trust – 33,247,125 units		33,015,396
	Wells Fargo Stable Value Fund C	Common collective trust – 72,168 units		3,068,218
*	The Charles Schwab Stable Value Fund	Common collective trust – 55,087 units		968,442
	Self Directed Brokerage Accounts			2,866,024
*	Participant Loans	5.00% - 10.00%	—	5,559,611

*	Represents a party-in-interest
(1)	Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008

ALLIANCE DATA SYSTEMS 401(k) AND RETIREMENT SAVINGS PLAN

By:	/s/ Dwayne H. Tucker
Dwayne H. Tucker
Executive Vice President, Human Resources and President, Transaction Services and Member of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit No.	Description
* 23	Consent of Independent Registered Public Accounting Firm

*	filed herewith